Filed by OfficeMax Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No.: 1-5057

Date: February 25, 2013

The following slides were used in connection with a live presentation by the OfficeMax CEO to OfficeMax Associates on
February 22, 2013, and were posted to the OfficeMax website on February 25, 2013.

Discussion of Forward-Looking Statements
FORWARD-LOOKING STATEMENTS
Certain statements made in this press release and other written or oral statements made by or on behalf of OfficeMax constitute "forward-looking statements" within the meaning of the federal securities laws, including statements regarding OfficeMax's future performance, as well as management's expectations, beliefs, intentions, plans, estimates or projections relating to the future. OfficeMax cannot guarantee that the macroeconomy will perform within the assumptions underlying its projected outlook; that its initiatives will be successfully executed and produce the results underlying its expectations, due to the uncertainties inherent in new initiatives, including customer acceptance, unexpected expenses or challenges, or slower-than-expected results from initiatives; or that its actual results will be consistent with the forward-looking statements and you should not place undue reliance on them. In addition, forward-
looking statements could be affected by the following additional factors, among others, related to the business combination: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy closing conditions; the ability to obtain regulatory approvals or third-party approvals for the transaction and the timing and conditions for such approvals; the ability to obtain approval of the merger by the stockholders of OfficeMax and Office Depot; the risk that the synergies from the transaction may not be realized, may take longer to realize than expected, or may cost more to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; future regulatory or legislative actions that could adversely affect OfficeMax and Office Depot; and business plans of the customers and suppliers of OfficeMax and
Office Depot. The forward-looking statements made herein are based on current expectations and speak only as of the date they are made. OfficeMax undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Important factors regarding OfficeMax that may cause results to differ from expectations are included in OfficeMax's Annual Report on Form 10-K for the year ended
December 29, 2012, under 1A "Risk Factors", and in OfficeMax's other filings with the SEC.

Additional Information
NO OFFER OR SOLICITATION
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with OfficeMax’s proposed merger with Office Depot or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
Office Depot will file with the SEC a registration statement on Form S-4 that will include a Joint Proxy Statement of
OfficeMax and Office Depot that also constitutes a prospectus of Office Depot. OfficeMax and Office Depot plan to mail the Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction.
INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND
OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME
AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICEMAX, OFFICE DEPOT,
THE TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the
Joint Proxy Statement/Prospectus and other documents filed with the SEC by OfficeMax and Office Depot through the website maintained by the SEC at
www.sec.gov.
In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by OfficeMax with the SEC by contacting
OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the
SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, Florida 33496 or by calling
561-438-3657.

Additional Information
PARTICIPANTS IN THE SOLICITATION
OfficeMax and Office Depot and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of OfficeMax and Office Depot in respect of the transaction described the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the
SEC, be deemed participants in the solicitation of the respective shareholders of OfficeMax and Office Depot in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 20, 2012, which are filed with the SEC.  Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual
Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March
15, 2012, which are filed with the SEC.

OfficeMax® Office DEPOT

OfficeMax | ROAD TO SUCCESS

A Merger of Equals FY 2012 OfficeMax FY 2012 Office Depot Adjusted Sales $6.9B Adjusted Sales $10.7B Adjusted Operating Income $139M Adjusted EBIT $131M

Strategic Benefits of the Merger
Enhanced financial performance
Increased scale and competitiveness
Global footprint
Improved customer experience
Accelerated innovation
Combined company will leverage talented associates
and managers with deep industry knowledge

A Compelling Combination
Company Accomplishment
OfficeMax Nation’s 12
th
largest online retailer*
Office Depot Nation’s 6
th
largest online retailer*
OfficeMax One of the 2012 World’s Most Ethical Companies,
and the only company in the office supply industry
to receive Ethics Inside
®
Certification by the
Ethisphere Institute
Office Depot Ranked in Top 50 of America's Corporations for
Women and Minority Business Enterprises by
DiversityBusiness.com from 2000 to 2010
OfficeMax/Office Depot Focus on driving cost efficiencies
OfficeMax/Office Depot Commitment to innovation (i.e., new store formats, services for the business customer)
* Internet ® Retailer Magazine 2012 Top 500 list

Improved Customer Experience
• Continued focus on a high level of service
• Improved omni-channel capabilities to better
serve our valued customers
• Products, services and solutions that enable
customers to work more efficiently and
productively
• Accelerate change in the office solutions
business, bringing to customers innovative
solutions for today’s workplace
• Provide customers with a seamless experience
across retail stores, direct sales, telesales
and digital environments

Accelerated Innovation
• Sharing customer insights and learnings from
innovative pilot programs underway to better
identify and fulfill evolving customer needs
• Improved and expanded eCommerce offerings
• Complementary capabilities will provide
customers with better solutions faster and
more efficiently

Global Footprint Strong position in multiple geographies

What the CEOs are Saying
We are excited to bring together two companies intent on accelerating innovation for our customers and better differentiating us for success in a dynamic and highly competitive global industry. Together, we will have the opportunity to build on our strong digital platforms and to expand our multichannel capabilities to better serve our customers and to compete more effectively.”
Ravi Saligram, President and CEO, OfficeMax
“
Office Depot and OfficeMax share a similar vision and culture, and will greatly benefit from drawing on the industry's most talented people, combining our best practices and realizing significant savings. We are confident that this merger of equals represents a new beginning for our two companies and will allow us to build a more competitive enterprise for the long term.”
Neil Austrian, Chairman and CEO, Office Depot
“

What Media and Analysts are Saying
This deal has been anticipated for
years, given the strategic logic and
potential synergies.”
David Gober, Morgan Stanley
“
… the sector is certainly worth
watching, as these transformative
events unfold.”
Michael Lasser, UBS
“
OfficeMax Inc And Office
Depot Announce Merger Of
Equals To Create Global
Office Solutions Company”
Reuters
“
Strategically, the deal makes sense,
as the companies face a changing
competitive environment.”
The New York Times
“
Saligram and Austrian emphasized that
the combination, which will create a
company that will do roughly $18 billion
in revenue, is a merger of equals.”
Chicago Tribune
“
Office Depot and OfficeMax made
it official Wednesday morning,
announcing a $1.2 billion all-stock
merger to create a company with a
combined $18 billion in sales.”
Forbes
“
…the combined company … would be the third-leading online retailer in
North America based on 2011 sales, edging past previous No. 3 Apple …
according to an Internet Retailer estimate.”
Internet Retailer
“

Adjusted Sales*° $6.9 billion
-0.8%
Adjusted Operating Income*° $139 million
+18%
Adjusted Earnings Per Share*° 78 cents
+28%
Cash Flow From Operations° $185 million
+245%
Full Year 2012 – Total Company
*Adjusted sales growth, adjusted operating income and adjusted earnings per share are non-GAAP financial measures that exclude certain charges. See the earnings press release for a reconciliation to GAAP.
°Percentages are vs. prior year.

Objective: Achieve peak operating margins, restore top-line growth, improve ROIC

	1	2	3
Strategic Pillars	**Operational Turnaround**	**Balance Sheet Management**	**Disruptive & Innovative Moves**
Key Strategies	• Strengthen core • Grow adjacencies • Drive Digital & Multichannel • Small Business focus • Cost synergies	• Monetize Boise investment • Timber note optics • Cash allocations • Divest Croxley • Pensions	• Rationalize store network • New store formats • New business models • New categories • Acquisitions
Key Foundation	*Breakthrough ideas for next level of cost efficiencies*		
Key Enablers	High Caliber Talent; Performance Driven Compensation	Service & Innovation Driven Culture	Integrated Systems; Strong Execution
Key Geographies	*Maintain current footprint; no new country entry in the near term*		
Key Outcomes	• Kick start revenue growth • Achieve peak operating margins	• Increase cash position • Improve balance sheet perception	• Address Retail's structural issues • Investor belief in sustainable /profitable growth • Improve ROIC

OfficeMax | ROAD TO SUCCESS

OfficeMax Company Strategy